Exhibit 99.2

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Software	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Expects Q1 2011 Cloud Bookings to Increase

Approximately 33 Percent Compared to Fourth Quarter 2010

SHANGHAI, ATLANTA, April 06, 2011 — CDC Software Corporation (NASDAQ: CDCS), a global provider of hybrid enterprise software applications and services, today announced that, based on current financial projections and estimates, the Company expects an increase of approximately 33 percent in Secured Total Contract Value (STCV), or bookings, for Software-as-a-Service (SaaS) sales secured during the first quarter of 2011, compared to the fourth quarter of 2010. Secured Total Contract Value (STCV) is the contract dollar amount for the duration of the contracts for all SaaS contracts secured, including new logo contracts, upsell, rental, as well as all renewals received by the end of the quarter.

CDC Software’s first quarter 2011 SaaS renewal rate was approximately 94 percent. First quarter 2011 Total Contract Backlog (TCB) is expected to increase approximately 5 percent over the fourth quarter of 2010. Specifically, during the first quarter of 2011, cloud TCB was at its highest levels since the company started its cloud business in the latter part of fourth quarter of 2009. TCB is the sum of the remaining revenue value of SaaS and term license or rental contracts through the end of their respective terms, the value of contracted renewals for current SaaS and rental contracts based on 12 months of value, plus maintenance revenues from existing on-premise contracts over the previous 12 months.

The upsell rate for our cloud business, which is the value of all the extensions and add-ons sold to existing clients compared to total TCB, was 42 percent, compared to 24 percent in the fourth quarter of 2010. CDC’s cloud business provides global Software-as-a-Service applications with functionality in ERP, member management, e-Commerce, supply chain and global trade management. Specifically, CDC Software’s cloud business includes its CDC gomembers, CDC eCommerce and CDC TradeBeam product lines.

“We are thrilled with expectations for double digit cloud STCV in the first quarter of 2011 and the strong positive effect we have seen in TCB,” said Bruce Cameron, president of CDC Software. “We expect that Q1 2011 will be our best quarter for STCV since the start of our cloud business. We believe that these metrics indicate impressive progress and traction within our cloud business so far in 2011. We have a robust cloud pipeline, and our strong renewal rate illustrates momentum on a quarter by quarter basis in our cloud business. True to our name, the customer-driven approach we have pursued in our cloud acquisitions has helped us generate increased business with existing customers, strong STCV and TCB, and a solid pipeline.”

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based SaaS or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise requirements planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, eCommerce, human capital management, government and not-for-profit, customer relationship management (CRM), complaint management, business intelligence/analytics and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs and expectations regarding Q1 2011 SaaS sales, our beliefs and expectations regarding increases in total contract backlog (TCB), organic growth, as well as sales growth in our cloud product lines, our expectations with respect to increasing average deal size, our expectations regarding sales growth in our financial services, life sciences, manufacturing and not-for-profit industries, our beliefs regarding any trends we may see, our expectations regarding continued growth and expansion and the means therefor, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the entry of new competitors and their technological advances; (f) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (g) the possibility of development or deployment difficulties or delays; (h) the dependence on customer satisfaction with the company’s software products and services; (i) continued commitment to the deployment of the enterprise software solutions; (j) risks involved in developing software solutions and integrating them with third-party software and services; (k) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (l) demand for and market acceptance of new and existing enterprise software and services, the positioning of the company’s and its partners’ solutions, as well as the success of any of our strategies; (m) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions; (n) the continued cooperation of our strategic and business partners; (o) risks relating to economic conditions and other matters beyond our control; (p) the ability to complete and integrate any acquisitions we may undertake; the potential impact of any litigation or disputes in which we, or any of our subsidiaries or affiliates are involved; (r) the risk that the preliminary financial results provided herein could differ from our actual results; (s) the risk of any pending litigation proceedings involving CDC Corporation or any of its subsidiaries. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. All estimates contained herein regarding Q4 2010 performance and other periods, are based upon preliminary financial projections, beliefs and estimates. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.